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SEC Mail Processing

APR 18 2024

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-49217

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AET Investment Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 Scott Avenue
(No. and Street)

Selden	**NY**	**11784**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Russell	**631-400-4720**	**srussell@cxgllc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T. Remus CPA
(Name – if individual, state last, first, and middle name)

P.O. Box 2555	**Hamilton Square**	**NJ**	**08690**
(Address)	(City)	(State)	(Zip Code)
02/23/2010		**3598**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Driscoll _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AET Investment Services, LLC _____ , as of 12/31 _____ , 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Christopher Driscoll_
07F02A3AA65841B...

Title:
CEO _____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AET Investment Services, LLC
(SEC I.D. No. 8-49217)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2023

(Including Report of Independent Registered Public Accounting Firm)

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
AET Investment Services, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of AET Investment Services, LLC (formerly known as AET Financial Services, LLC) as of December 31, 2023, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of AET Investment Services, LLC as of December 31, 2023 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AET Investment Services, LLC's management. My responsibility is to express an opinion on AET Investment Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to AET Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of AET Investment Services, LLC's financial statements.

The supplemental information is the responsibility of AET Investment Services, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as AET Investment Services, LLC's auditor since 2021.

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 5, 2024

AET Investment Services, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	48,413
Deposit with Clearing broker		125,033
Prepaid expenses		11,321
Total assets	$	184,767

LIABILITIES AND MEMBER EQUITY

Liabilities

Accounts payable and accrued expenses	$	5,035

Commitments and Contingencies (Note F)

Member Equity		179,732
Total Liabilities & Member Equity	$	184,767

See accompanying notes.

AET Investment Services, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2023

Revenue

Interest income	$	33

Expenses

Professional Fees	124,716
Brokerage fee	10,000
Compliance	6,303
Technology	3,073
General and administrative	161
Depreciation	443
Total expenses	144,696

Net Loss	$	(144,663)

See accompanying notes.

AET Investment Services, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2023

	Member Equity
Balance at December 31, 2022	$ 24,395
Capital contributed	300,000
Net Loss	(144,663)
Balance at December 31, 2023	$ 179,732

See accompanying notes.

AET Investment Services, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(144,663)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
(Increase) Decrease in Operating Assets:		
Deposit with Clearing broker		(115,033)
Prepaid expenses		(10,070)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		5,035
Net cash used in operating activities		(264,731)
Cash Flows From Financing Activities		
Capital contributed		300,000
Net increase in cash		35,269
Cash at Beginning of Year		13,144
Cash at End of Year	$	48,413
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

A.   ORGANIZATION AND NATURE OF BUSINESS:

AET Investment Services, LLC (the "Company") was organized on May 24, 2021, LLC under the laws of the State of Nevada. The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

The Company is a broker-dealer whose planned principal operations are to refer retail customers to its trading platform.

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2023, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates.

Cash and Equivalents

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2023. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

Revenue Recognition

Revenue (if any), is recorded in accordance with ASC 606, is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time or point in time.

The Company did not record any revenue during the year ended December 31, 2023.

Allowance for Doubtful Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. For the years ended December 31, 2023, management has determined that no reserve for uncollectible accounts is necessary.

Income Taxes

The Company is organized as a Limited Liability Company LLC for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition as of December 31, 2023. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2019.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2023.

General and Administrative Expenses

General and administrative costs are expensed as incurred.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

Fair Value Hierarchy- continued

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note E Fair Value"

C. **Net Capital Requirements**

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2023, the Company had net capital of $168,411, which was $163,411 in excess of its required minimum net capital of $5,000. The Company had an AI/NC ratio of .0299 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its (k)(1) exemption and Footnote 74 of SEC Release 34-70073.

D. **Concentration of Credit Risk**

During the year ended December 31, 2023 the Company did not have any trade accounts receivable and no revenues from business operations were recorded.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2023. As of December 31, 2023 there were no cash balances held in any accounts that were not fully insured.

E. **Fair Value**

Cash, trade receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

F. **Commitments and Contingencies**

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2023 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2023 or during the year then ended.

G.   Related Party Transactions

There were no related party transactions.

H.   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2023 the Company had implemented such policies and procedures.

I.   Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of April 5, 2024 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2023

AET INVESTMENT SERVICES, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
FOR THE YEAR ENDING DECEMBER 31, 2023

Schedule I

NET CAPITAL

Total Equity	$ 179,732
Less Non-allowable assets:	
Other assets	(11,321)
Non-allowable assets	(11,321)
Tentative Net Capital	168,411
Less Haircuts	0
NET CAPITAL	$ 168,411

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$ 336
Minimum capital requirement	5,000
Net capital in excess of requirements	$ 163,411
Ratio of Aggregate Indebtedness to Net Capital	0.0299

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2023)
As Amended

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 168,411
Net Capital, per above	168,411
Difference	$ -

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2023.

AET Investment Services, LLC

**Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Act of 1934
December 31, 2023**

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
AET Investment Services, LLC

I have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) AET Investment Services, LLC identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which AET Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(1) and Footnote 74 of the SEC Release No. 34-70073, (the "exemption provisions") and (2) AET Investment Services, LLC stated that AET Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and Footnote 74 of the SEC Release No. 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 5, 2024

AET Investment Services, LLC
47 Scott Ave
Seldon, New York 11784

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

AET Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Statement was prepared as required by 17 C.F.R. 5240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company conducted no business activities during the most recent fiscal year and therefore as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 it may file an exemption report. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) does not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year without exception.

AET Investment Services, LLC

I, Christopher Driscoll, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

Christopher Driscoll

07F02A3AA65841B...

Christopher Driscoll
Title: CEO